itaú

Summarized Minutes of the Meeting of the Board of Directors

DATE AND TIME: On May 28, 2026, at 9:15 a.m.

CHAIR: Pedro Moreira Salles and Roberto Egydio Setubal - Co-chairmen.

QUORUM: The majority of the members elected, with the participation of Board members as permitted by item 6.7.1. of the Bylaws.

RESOLUTIONS UNANIMOUSLY ADOPTED:

To register the removal of the Officer Luís Eduardo Gross Siqueira Cunha, effective as of March 31, 2026.

CLOSING: Once the work was completed, Álvaro Felipe Rizzi Rodrigues, secretary to the Board, drafted this minute, which, after being read and approved by all, was signed. São Paulo (SP), May 28, 2026. (undersigned) Pedro Moreira Salles e Roberto Egydio Setubal – Copresidentes; Ricardo Villela Marino – Vice-Presidente; Alfredo Egydio Setubal, Ana Lúcia de Mattos Barretto Villela, Candido Botelho Bracher, Cesar Nivaldo Gon, João Moreira Salles, Maria Helena dos Santos Fernandes de Santana, Paulo Antunes Veras e Pedro Luiz Bodin de Moraes – Conselheiros.

Gustavo Lopes Rodrigues

Investor Relations Officer

ITAÚ UNIBANCO HOLDING S.A. | CNPJ 60.872.504/0001-23

Investor Relations +55 11 2794 3547 ri@itau-unibanco.com.br itau.com.br/relacoes-com-investidores/en/